GREENBERG FINANCIAL GROUP, INC.

Financial Statements
and Supplementary Information

For the year ended December 31, 2021

_____

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48382

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenberg Financial Group

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4511 N Campbell Ave #255
(No. and Street)

Tucson	Arizona	85718
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan J Maxwell	520 544-4909	sue@greenbergfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

R & A CPAs
(Name – if individual, state last, first, and middle name)

4542 East Camp Lowell Dr., Ste 100	Tucson	AZ	85712
(Address)	(City)	(State)	(Zip Code)

                                                    3707

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dean Greenberg _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenberg Financial Group _____ , as of 12/31 _____ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Arizona
Pima County
Claudia Enriquez
My Commission Expires 04/08/2025
Commission Number 599843

2/28/22

Signature: _____

Title: PresidenT

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREENBERG FINANCIAL GROUP, INC.

TABLE OF CONTENTS



To the Board of Directors and Stockholder
of Greenberg Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2015.

Tucson, Arizona
March 1, 2022

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	274,246
Marketable securities		167,959
Settlement receivable		190,000
Prepaid expenses		15,122
Total current assets		647,327

LONG-TERM ASSETS

Property and equipment, net	15,629
Operating lease, right-of-use asset	830,527
Cash surrender value of life insurance, net	485,050
RBC correspondence deposit	35,000
Total long-term assets	1,366,206

TOTAL ASSETS	$	2,013,533

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	16,233
Margin account payable		19,269
Accrued payroll and related taxes		15,576
Accrued interest		1,939
Current portion of operating lease liability		55,486
Retirement plan payable		32,519
Total current liabilities		141,022

LONG-TERM LIABILITIES

Operating lease liability, less current portion	813,489
Total liabilities	954,511

STOCKHOLDER'S EQUITY

Common stock, no par value;	
1,000,000 shares authorized, 8,667 shares issued	
and outstanding	549,319
Treasury stock (667 shares)	(58,000)
Retained earnings	567,703
Total stockholder's equity	1,059,022

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,013,533

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

REVENUES

Revenues from contracts with customers:

Management and investment advisory fees	$	2,150,887
Commission income		122,526
Broker-dealer fees		190,781
		2,464,194
Other income		16,150
Realized and unrealized loss on marketable securities		(945)
Total revenues		2,479,399

EXPENSES

Employee compensation and benefits	1,485,347
Advertising, promoting and seminars	212,018
Occupancy costs	144,463
Office expenses	88,780
Professional and consulting fees	309,332
Floor brokerage, exchange and clearance fees	201,548
Quotation services and communications	57,327
Interest expense	6,128
Total expenses	2,504,943

NET OPERATING LOSS	(25,544)

OTHER INCOME/EXPENSE

Settlement income	670,000
Paycheck Protection Program note forgiveness	310,549
	980,549

NET INCOME	$	955,005

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2021

	Common Stock		Treasury Stock		(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount	Shares	Amount		
BALANCE, DECEMBER 31, 2020	8,667	$ 549,319	667	$ (58,000)	$ (340,804)	$ 150,515
Distributions	-	-	-	-	(46,498)	(46,498)
Net Income	-	-	-	-	955,005	955,005
BALANCE, DECEMBER 31, 2021	8,667	$ 549,319	667	$ (58,000)	$ 567,703	$ 1,059,022

The accompanying notes are an integral part of the financial statements.

4


GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021


CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	955,005
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		5,415
Increase in cash surrender value of life insurance		(41,649)
Realized loss on sale of marketable securities		113
Unrealized loss on marketable securities		832
Paycheck Protection Program note forgiveness		(310,549)
Effects of changes in operating assets and liabilities:		
Receivable from broker-dealer		8,355
Prepaid expenses		(2,073)
Settlement receivable		(190,000)
Right-of-use asset		42,796
Accrued interest payable		2,079
Accounts payable		(54,920)
Accrued payroll and related taxes		4,908
Operating lease liability		(31,212)
Retirement plan payable		9,129
Net cash provided by operating activities		398,229

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of marketable securities	(236,199)
Proceeds on sale of marketable securities	67,295
Repayment of withdrawals from life insurance policies	(28,384)
Payments on life insurance policies	(23,091)
Net cash used in investing activities	(220,379)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from draws on line of credit	647,000
Payments on line of credit	(682,000)
Proceeds for Paycheck Protection Program note payable	156,420
Margin account payable proceeds	19,269
Stockholder distributions	(46,498)
Net cash provided by financing activities	94,191

NET DECREASE IN CASH AND CASH EQUIVALENTS		272,041
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		2,205
CASH AND CASH EQUIVALENTS, END OF YEAR	$	274,246

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for:		
Interest	$	6,128


The accompanying notes are an integral part of the financial statements.

5


NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Greenberg Financial Group, Inc. (the Company) (an S Corporation) was incorporated under the laws of the State of Arizona in 1998. The Company has been a registered investment advisory firm since its inception. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments with original maturity of three months or less to be cash equivalents.

Investment Valuation and Income Recognition Policy

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment expenses are recorded as a reduction in investment earnings.

GAAP establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the assets or liabilities;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Receivables

The Company used the allowance method for recording bad debt. Management considers all receivables to be fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Property and Equipment

Property and equipment in excess of $3,000 is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment of assets is recorded for the year ending December 31, 2021.

Cash Surrender Value of Life Insurance

The cash surrender value of the life insurance relates to policies covering the Company's stockholder. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies. The Company is the owner and beneficiary of the policies.

Correspondence Deposit

The Company has an interest-bearing deposit of $35,000 held by the clearing firm on December 31, 2021.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

<u>Revenue from Contracts with Customers</u>

As a registered investment advisor and broker-dealer, the Company received revenue from multiple sources. The recognition and measurement of revenue is based on the assessment of individual contract terms and significant judgment is required to determine whether performance obligations are satisfied over time or at a particular point in time. Certain expenses directly associated with generating revenue have been reported in the floor brokerage, exchange and clearing fees expense and the quotation services and communications expense line items.

Investment Advisor Revenue

Revenue from portfolio management services is based on a contracted percentage of the customer's assets under management. The fee is negotiated with each client based on a number of circumstances, such as account size, investment objective and portfolio composition. The fee charged for portfolio services will be either directly debited from the clients account or billed at the client's request on the first day of each quarter, in advance based on the value of the portfolio at the end of the previous quarter. The company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company recognizes the quarterly income in monthly intervals by deferring 2/3rds of the fee the first month, and 1/3rd the second month, because the fees relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Accounts opened during a quarter are charged on a prorated basis for the partial quarter in which they are opened and will be assessed fees for the entire quarter in which they are closed. An account can be terminated by either party upon written notice to the other party.

Commissions and Broker-Dealer Revenue

Revenue from commissions is based on a commission fee schedule, based on factors including cost of equity and number of shares. When a customer opens a brokerage account, they are given the commission fee schedule. Each time a customer enters into a buy or sell transaction, the Company charges a commission. If a client has an advisory account, all the commissions on the brokerage side are a flat $30.00 fee. The Company also receives revenue from the clearing firm in the form of concessions for money fund balances, postage rebates, mutual fund trails, and a percentage of margin interest. The Company may also receive trails for variable annuities, or insurance products. Fixed amounts for commissions and related clearing expenses are recorded on the trade date as the Company believes that the performance obligation is satisfied when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer. Variable amounts for broker-dealer fees and trails are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Trails recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Rent Income

The Company rents a section of their office to an unrelated party on a month-to-month basis. For the year ended December 31, 2021, the Company reported $15,600 in income as a result of this activity.

Advertising Costs

The cost of advertising is expensed when incurred. Advertising expenses were $212,018 for the year ended December 31, 2021, and are included in advertising, promoting and seminars in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its Stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the Stockholder separately pays tax on their pro-rata shares of the Company's income, deductions, losses, and credits.

Subsequent Events

Management evaluated events and transactions for subsequent events that would impact the financial statements for the year ended December 31, 2021, through March 1, 2022, the date the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$	82,019
Office furniture		27,350
Leasehold improvements		96,442
		205,811
Less accumulated depreciation and amortization		(190,182)
Net property and equipment	$	15,629

Depreciation expense was $5,415 for the year ended December 31, 2021.

NOTE 3 – LINE OF CREDIT

The Company has a $250,000 revolving line of credit with a bank which matures in May 2022 and is payable in monthly, interest-only payments. Amounts drawn against the line of credit are payable on demand and bear interest at the Wall Street Journal (WSJ) prime rate plus .25%, with a base rate of 5.75%. The WSJ prime rate was 3.25% at December 31, 2021. The stockholder of the Company is a co-borrower on the line of credit. The line of credit is collateralized by the Company's accounts, investments, general intangibles, and equipment. On December 31, 2021, the Company had no outstanding balance.

NOTE 4 – LEASES

The Company leases office space from an entity partly owned by its stockholder under a noncancelable operating lease. The initial lease term was for five years of which one years, ten months remain. The lease contains two options to renew for five years each and is classified as an operating lease.

After implementation of ASC 842, operating leases are included in operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities in our balance sheet. The Company has no finance leases.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the current operating lease does not provide an implicit rate, to determine the present value of lease payments, management used the Company's incremental borrowing rate of 7% based on the information available at the implementation date of ASC 842 over the remaining lease term of 12.83 years. Operating lease ROU assets also include any lease payments made and excludes any lease incentives. Variable lease costs are not included in the ROU asset as they are subject to adjustments periodically. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There are two options to extend the lease for five years each, which are considered when assessing the value of the ROU assets. It is reasonably certain the options will be exercised.

Additional information about the Company's lease is as follows:

Lease Costs (included in operating expense):

Operating lease costs	$	114,212
Variable costs (common area maintenance, taxes, and insurance)		21,264
Total lease costs	$	135,476

Maturities of operating lease liability as of December 31, 2021:

Year ending December 31:

2022	$	55,486
2023		59,497
2024		63,798
2025		68,410
2026		75,412
Thereafter		507,923
Total lease payments		830,526
Plus: accrued rent		38,449
Present value of lease liabilities		868,975
Less current portion of operating lease liability		(55,486)
Operating lease liability, less current portion	$	813,489

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases its advertising media services from an agency owned by the Stockholder's spouse. During the year ended December 31, 2021, this agency was paid $76,400.

The Company leases its office space from a related party as described in Note 4.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k)-profit sharing plan (the Plan) covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation, subject to annual statutory limitations. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $32,519 for the year ended December 31, 2021. The Company did not elect to make a discretionary profit-sharing contribution for the year ended December 31, 2021.

NOTE 7 – CONCENTRATIONS.

The company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

The Company maintains it cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions holding Company deposits. From time to time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents on December 31, 2021.

NOTE 8 – STOCKHOLDER'S AGREEMENT

The Company has a stockholder's agreement of which key provisions include:

- The Company must make advance disclosure to its stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to any stockholder. If the required disclosures are not made, the Company may demand a refund of all moneys paid to such related party.

- If the stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the stockholder. Upon the death of the stockholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the Stockholder's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the stockholder, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. No accruals are reflected in these financial statements for these contingent liabilities.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes it's net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15th of the aggregate indebtedness. At December 31, 2021, the Company had net capital of $813,077 which was $749,443 in excess of its required net capital of $63,634. The Company's aggregate indebtedness to net capital ratio was 1.17 to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, receivables from broker-dealer, settlement receivable, marketable securities, cash surrender value of life insurance and RBC Custody & Clearing deposit. The amounts reported in the accompanying statement of financial position approximate fair value and represent the total loss that could occur if the accounts became uncollectable.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter-parties ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – INVESTMENT INCOME

The financial statement value and cost basis of investments are summarized as follow as of December 31, 2021:

Marketable securities	Financial statement value	Cost
Exchange Traded Funds	$ 8,190	$ 8,100
Common Stock	159,769	160,691
Total marketable securities	$ 167,959	$ 168,791

The Company's policies with respect to valuing the various categories of investments as of December 31, 2021 are as follows:

Exchange Traded Funds - valued at the closing prices at the close of business as reported on nationally recognized stock exchanges which represents fair value.

Common stock - valued at the closing prices at the close of business as reported on nationally recognized stock exchanges which represents fair value.

The following table sets forth by level within the fair value hierarchy, and by class of investment, the Company's assets that are carried at fair value as of December 31, 2021:

Investments at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Exchange Traded Funds	$ 8,190	$ -	$ -	$ 8,190
Common stock	159,769	-	-	159,769
Total investments at fair value	$ 167,959	$ -	$ -	$ 167,959

The brokerage account holding the marketable securities includes a margin account feature, whereby the Company may borrow funds using the securities in the portfolio as collateral. The margin account

payable was $19,269 as of December 31, 2021. The interest rate charged to the Company for the year ending December 31, 2021 was 7.25%

Investment income consisted of the following for the years ended December 31:

	2021
Realized loss	$ (113)
Unrealized loss	(832)
Investment fees	(42)
Total investment income	$ (987)

NOTE 12 – INCOME TAXES

No provision for income taxes is made since the Company is a flow-through entity for tax purposes. All income, losses and tax credits flow through to the stockholder, who reports them on his income tax returns.

The Company follows the Financial Accounting Standards Board's requirements for accounting for uncertain tax positions. The Company had determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date filed. The Company's Arizona income tax returns generally remain subject to examination by the Arizona Department of Revenue for four years from the date filed.

NOTE 13 – LEGAL CONTINGENCIES

The Company was able to reach a Settlement regarding the dispute between the Company and the two employees that left the company on February 14, 2020. The settlement is all inclusive on all parties and binding upon heirs, legal representatives, successors in interest, and assigns of the party hereto. In the settlement, the Company was awarded $670,000 in damages. One half of the settlement is to be paid within 30 calendar days of the executed settlement agreement, October 25, 2021, and the remaining half to be paid within 150 calendar days of the 1st payment. The Company received $335,000 on November 23, 2021, by wire transfer. The company also received a partial payment toward the second half of settlement on December 31, 2021, for $145,000 which leave an outstanding receivable of $190,000 due the Company by April 22, 2022.

NOTE 14 – COMMITMENTS

In August 2021, the Company renegotiated a noncancelable agreement to receive web design and various monthly marketing services for a period of 12 months. The monthly services renewed in September 2021 at the new rate of $595 a month. As of December 31, 2021, the future minimum payments due under this new agreement are $4,760.

NOTE 15 – PAYCHECK PROTECTION PROGRAM

The Company applied for and received a 2nd Paycheck Protection Program ("PPP") loan on March 3, 2021, in the amount of $156,420, in addition to the 1st PPP loan in the amount of $151,730. The Company was notified by the (SBA) Small Business Association on April 21, 2021, that the 1st PPP loan in the amount of $151,730 and all accrued interest had been fully forgiven. The Company was notified again on October 28, 2021 that the second PPP loan for $156,420 and all accrued interest had been forgiven. Total loan and accrued interest forgiveness was $310,549. The company no longer has any liability for PPP loans received.

NOTE 16 – PANDEMIC UNCERTANTIES

The Covid pandemic is still having impacts on individual companies and investment products. Potential impacts which could still harm the financial position of the Company include market volatility, declining value to assets under management and restricted access or closures. The ultimate disruption being caused by the ongoing pandemic is still uncertain, however management continues to monitor the situation and assess the effects of the pandemic on the Company.

SUPPLEMENTARY INFORMATION

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

NET CAPITAL

Stockholder's equity, total capital		$ 1,059,022
Deduct non-allowable assets:		
Prepaid Expenses	$ 15,122	
Non-indebted property and equipment, net	$ 15,629	
Accounts receivable from non-customers	$ 190,000	
Haircuts for marketable securities - 15%	$ 25,194	
		245,945

NET CAPITAL		$ 813,077

Computation of net capital requirements:

Total liabilities per statement of financial condition		$ 954,511
Less non-aggregat indebtedness liabilities		-
Total aggregate indebtedness		$ 954,511
Required amount		6-2/3%
Computed net capital requirement		$ 63,634

EXCESS NET CAPITAL		$ 749,443

Net capital less 10% of aggregate indebtedness		$ 717,626
Ratio of aggregate indebtedness to net capital		117%

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The differences that exist between the net capital computation in the accompanying financial statements and the corresponding calculations included in the Company's amended Form X-17A-5 Part IIA filing are immaterial.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(K)
December 31, 2020

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession
and Controll Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT



REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Greenberg Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs

A Professional Corporation

Tucson, Arizona
March 1, 2022



Exemption Report
Greenberg Financial Group
12/31/2021

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2021 was $5,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption and has not had any exceptions to the exemption provision, for the year ended December 2021.

Dean Greenberg
President
Greenberg Financial Group